ORBITAL CORPORATION LIMITED ABN 32 009 344 058	4 Whipple Street, Balcatta WA 6021 Telephone: +61 8 9441 2311 Facsimile: +61 8 9441 2133 www.orbitalcorp.com.au
ASX Code: OEC
For Immediate Release: 28 August 2014

Orbital delivers full year profit of $1.7m

PERTH, AUSTRALIA:  Orbital Corporation Limited today reports results for the year ended 30 June 2014.

KEY FEATURES

“Profits are up over prior year, revenues are on plan, and overall operational costs are down, the Orbital team continues to deliver.” commented Managing Director and CEO, Terry Stinson.  “Our growth and diversification strategy is on track.   We have made the transition from exclusively engineering and I ntellectual Property into a company that develops and sells high value systems.”

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Statutory profit after tax of $1.676 million ..

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Revenue of $64.633 million represented by consolidated revenue of $18.337 million and pro-rata share of Synerject revenue of $46.296 million ..

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Net tangible assets as at 30 June 2014 of $21.045 million or more than 42 cents per share represents a significant premium over the Company’s current share price and market capitalisation ..

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Synerject joint venture continues to perform well with 20% increase in profit ..

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Orbital won a propulsion system contract from the Insitu Inc division of The Boeing Company ..

Orbital’s LPG related businesses increased their market share.

“Orbital must grow to deliver sustainable profits and create shareholder returns.   We are on track with our strategic plan and have continued to build the foundation for future growth.  The Synerject business represents significant value to Orbital.  U nmanned A erial V ehicle propulsion systems is a key growth market, working with Boeing and Textron the number one and two in th e market is a very good start.  The plan is to replicate this success with new products , new markets , and through new joint ventures and acquisitions ” added Mr Stinson.

CORPORATE PROFILE

Orbital is an innovation company with 30 years’ experience in advanced technology, product development and commercialis ation.  Orbital has a diversified portfolio of products and services offered through multiple business channels ..  These diversified channels are product and/or service focused and comprised of divisions and joint ventures.

Orbital earns income from multiple channels :

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System Sales;

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Synerject Joint Venture;

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Consulting Services; and

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Royalties and Licences.

A key foundation technology and revenue generator is Orbital’s FlexDI TM engine management system technology which has been commercialised, since 1996 in the marine market and subsequently in the motorcycle, recreational and, most recently, Unmanned A erial V ehicle (UAV) markets.  FlexDI™ generates revenue for Orbital in all four income channels ..  Building on the success of FlexDI™, other high technology systems and services are offered through our various business segments.

SEGMENT REVIEW

SYSTEM SALES

Unmanned Aerial Vehicles is an exciting new market and Orbital is positioned as the market leader for Small Unmanned Aerial Systems capable of operating on heavy fuels	2014 KEY PERFORMANCE HIGHLIGHTS			SIGNIFICANT CHANGES
	► Significant progress made in the development contract for Insitu -Boeing ..			► Major design, development and production contract with Insitu -Boeing , the world’s largest SUAS operator.
	► Delivery of additional EMS to the SUAS market.			► Decrease in Australian LPG market drove restructuring to adjust cost base.
	► OAS and SGA gain market share, albeit in a declining LPG market.			► Reduced sales as a result of change from being an engine supplier to Textron to only supplying Orbital’s patented EMS and Fuel Systems.
SALES $m	METRICS			FUTURE OBJECTIVES
		2014 $’000	2013 $’000	► Develop next generation SUAS engine and engine management systems.
► Structure LPG businesses for sustainable profitability.
	Segment Revenue	14,136	23,424	► Plan for expansion of SUAS business internationally.
	Segment Result	602	2,163

Summary of Segment

The Systems Sales segment is a developer and supplier of engines, propulsion systems, engine management systems and fuel system components for Original Equipment Manufacturers and the motor vehicle aftermarket.  The segment operates predominantly in heavy fuel and alternative fuel markets and provides products and applications from heavy fuels for Unmanned Aerial Vehicles (UAV) to Liquid Propane Gas (LPG) fuel injection systems for motor vehicles.

The key focus of the UAV business during the year was the contract for the design, development and validation of a next generation production engine for Insitu Inc , a subsidiary of The Boeing Company (NYSE: BA) (Insitu-Boeing) and one of the largest and most experienced UAV operators in the world.  The development program will be conducted through FY2014 and FY2015 and if successful will lead to low volume production of UAV engines in 2015 with production ramp-up in subsequent years.  The UAV market is projected to double in the next decade and with Orbital’s unique FlexDITM technology this is projected to be a significant growth area for the Company.

A key product sold this year by Orbital was the patented FlexDITM Engine Management System (EMS) for Small Unmanned Aircraft Systems (SUAS) supplied for use by Textron Unmanned Systems (formerly known as AAI Corporation ) , a division of Textron Inc (NYSE: TXT) (Textron), in their Aerosonde® 4.7 UAV ..  Responsibility for the manufacture of engines for use by Textron was transitioned to its sister company Lycoming Engines in line with Textron ’s original intent for engine supply, however Orbital is still responsible for the supply of the core technology that enables operation on heavy fuels, the patented FlexDITM EMS ..   The engine uses Orbital’s FlexDITM technology enabling spark ignition of military specification kerosene fuels and has been designed to be a lightweight and compact package which enables the end-user increased payload and/or range opportunities.  The “One-Fuel” policy being adopted by the military for both safety and ease of logistics replaces the use of conventional petrol (or gasoline) fuels used in the past for this application.  As disclosed on 23 June 2014, Orbital settled the contract dispute with Textron that had led to the impairment of receivables in the half year financial results.  As a result of the dispute there was a suspension of sales to Textron in the second half of the year.

As anticipated the LPG fuel s ystem businesses experienced little revenue growth as both Ford production and the LPG aftermarket continue d to be subdued.  Despite the declining market , the LPG fuel system businesses managed to increase their market share.

Orbital Autogas Systems (OAS) developed, and is the supplier of Liquid LPG systems to Ford Motor Company of Australia for the Ford EcoLPi Falcon range of passenger cars and utilities.  The Ford EcoLPi Falcon offers performance of a big family car with fuel running cost better than many mid/small sized cars.  OAS sells this system into the aftermarket under the brand name “Liquid”.

Sprint Gas Australia (SGA) is a major nationwide distributor of LPG systems for the aftermarket.  SGA offers a wide range of systems from the older generation “vapouriser” systems through to sequential injection systems and the Orbital Liquid LPG systems.

Highlights

Revenues for the year were $14,136,000, a 40% decrease on the previous year.  The result reflected the change in SUAS engine production from Orbital to Textron’s sister company and also the impact of the dispute with Textron that led to a production gap for SUAS EMS of over 6 months.  The LPG related businesses were able to generate a slight increase in total sales as a result of their increasing market share in a declining market.  The contribution to the group was diminished from last year as a result of the lower sales but was still a positive result of $602,000.

Business Model

Development and supply of high value systems, starting with engine management systems, engines and engine parts is the cornerstone of Orbital’s growth strategy. This will initially supplement and eventually replace Orbital’s traditional revenue streams of engineering consulting services and royalties.  Growth to date has been underpinned by demand for alternative fuel systems in niche markets.

Outlook

Revenues from SUAS will be higher in the next financial year as we resume sales of EMS components to Textron and progress the Insitu -Boeing development contract to flight testing and low volume engine production.

Due to the subdued LPG systems market at present, both OAS and SGA have undertaken restructures to manage their businesses to the market demand, and have managed to increase market share; albeit in a contracting market.  Orbital is currently the largest player in the Australian LPG market.  With the Australian market continuing to contract we expect there to be continued consolidation within the industry.

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SALES $m (pro-rata share)

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SYNERJECT

Synerject has continued its diversification into new products and new markets	2014 KEY PERFORMANCE HIGHLIGHTS			SIGNIFICANT CHANGES
	► 3.25% growth in Revenue.			► Continued improvement in non-traditional markets.
	► 19.50% growth in Profit after Tax.
	METRICS			FUTURE OBJECTIVES
		2014 US$’000	2013 US$’000	► Expansion of low end 2 & 3 wheeler EMS markets targeting India, China & Asia.
	Revenue (100%)	141,746	137,287	► Expansion of utility market with new line of low cost EMS products.
	Profit after tax (100%)	9,889	8,275
		A$’000	A$’000	► Continued growth while maintaining profitability
	Share of profit	3,256	3,220
	Investment in Synerject	13,980	12,468

Summary of Segment

Synerject, Orbital’s 30:70 (previously 42:58) Partnership with Continental AG, is a key supplier of e ngine m anagement s ystems and f uel s ystems to the non-automotive market.

Original equipment products using Synerject’s engine management systems range from the high performance motorcycle/recreational vehicles to the high volume scooter and small engine applications.  Application centres in Europe, China, Taiwan and the United States provide on-site support of customer development and production programs.

Highlights

Tight cost control and careful investment by Synerject management has resulted in improved profit after tax during this period.

Synerject’s market and product expansion has enabled that company to achieve revenue growth consistently over the last 5 years despite the severe contractions in the recreational market during and following the global financial crisis.  Whilst the recreational market has somewhat improved, it is still being influenced by the current financial situation in the key USA and European markets, highlighting the success and importance of Synerject’s expanded/diversified product strategy.

Synerject generated US$6,346,000 positive cash flow and paid dividends to shareholders (Orbital share A$1,634,000).  At 30 June 2014, Synerject held cash of US$8,611,000 (June 2013: US$7,138,000).

Business Model

Synerject continues to develop new products and new markets to expand on their product offering beyond their original markets of EMS for recreational marine product and scooters.  Synerject’s markets today include a range of EMS for top end motorcycles, ATV’s (All Terrain Vehicles), snowmobiles, marine outboard engines and scooters through to systems specifically designed for small engines such as those used in the Lawn and Garden market.  Synerject is expanding its presence in India and other countries where there is an increasing demand for EMS in the low end motorcycle/scooters products which are a major part of these countries’ transport structure.

Outlook

The outlook for Synerject is for continued growth in the marine and recreational segment and in the low-end 2 & 3 wheeler and utility markets in future years.

CONSULTING SERVICES

The Company’s diversification strategy continues to deliver a reduced reliance on consulting services while identifying opportunities for systems sales growth	2014 KEY PERFORMANCE HIGHLIGHTS			SIGNIFICANT CHANGES
	► Broadening domestic customer base, less reliance in international customers.			► Focused on domestic customers, particularly in fuel and additive testing.
	► Continued revenues from the Heavy Duty Engine Testing facility.			► Restructuring to adjust cost base to reduced market.
	► Customer programs in the field of advanced DI CNG injection.			► Refocus of resources development of new products.
SALES $m	METRICS			FUTURE OBJECTIVES
		2014 $’000	2013 $’000	► Maintain core engine and EMS technical capability.
	Segment Revenue	2,898	2,057	► Reduce but maintain Perth-based development, testing and certification facilities.
	Segment Result	(176)	(2,259)	► Continue consulting as the incubator for new product development focusing on high value customer projects.

Summary of Segment

Orbital Consulting Services (OCS) provides engineering consulting services in engine design, development and supply of combustion systems, fuel and engine management systems, along with engine and vehicle testing and certification.  Orbital provides fuel economy and emission solutions to a wide variety of engine and vehicle applications, from 150 tonne trucks through to small industrial engines.   OCS also provides contract design and analysis for the local resources industry.

Throughout the year, Orbital’s engineering group have provided research and development support across the Orbital group. This is a key service made available to the group, ranging from technical support of existing products and customers through to analysis and design of potential future product offerings.  At 30 June 2014, the OCS order book (inclusive of the Insitu -Boeing program) stood at approximately $3,033,000 (30 June 2013 $1,100,000).

Highlights

OCS revenue for the year was $2,898,000 up 41% compared to last year.

During this reporting period the OCS group redeployed key resources to the SUAS activities and on continuing research and development projects.  Tight cost control provided a significant improvement in the segment result for the year.

Business Model

The business model for the OCS group is based around the provision of consulting services in three main areas: 1) integration of Orbital technology; 2) advanced engineering aimed at design, development and validation of new technology; and 3) the operation of engine and fuel testing and certification facilities.

Outlook

The OCS group will continue its transition to becoming an engineering centre supporting the rest of the Orbital group, whilst still providing a base level of advanced engineering and testing facilities to support the overhead of maintaining our world-class capabilities.

ROYALTIES AND LICENCES

Volumes of high performance two-stroke outboard engines that utilise Orbital’s technology to improve power to weight ratio have continued to improve	2014 KEY PERFORMANCE HIGHLIGHTS			SIGNIFICANT CHANGES
	► Large FlexDITM Outboard market expanded year on year.			► Focus on key patent applications in CNG DI, Dual Fuel LNG and SUAS EMS.
	► Increased royalties from SUAS customers.			► Targeted patent portfolio.
SALES $m	METRICS			FUTURE OBJECTIVES
		2014 $’000	2013 $’000	► Royalty revenues from new SUAS business expansion.
	Segment Revenue	1,124	1,007	► Expand SUAS EMS portfolio, especially in the area of heavy fuel.
	Segment Result	636	517	► Key patent work to protect investment in Orbital’s new products and systems.

Summary of Segment

Orbital earns royalties from product using its FlexDITM systems and technology.  The royalty bearing products today are in the marine, scooter/motorcycle and SUAS markets.

Total FlexDITM product volumes reduced compared to the same period last year, however larger horsepower engines that attract a higher royalty improved.  This, together with the addition of royalties from SUAS has resulted in a 4% increase in revenue for the year.

Highlights

The larger horsepower outboard engines have maintained their popularity and have actually achieved a fourth consecutive year of increased volumes.  Total marine volumes overall were slightly lower than last financial year.

Business Model

Orbital has maintained a portfolio of patents to protect the intellectual property invested in the development of our FlexDITM technology.

Orbital has licenced a number of Original Equipment Manufacturers (OEM) and component manufacturers to utilise Orbital’s technology.  At present there are 16 authorised users; 3 of which are currently in production with our technology.

The business model for Orbital is transitioning away from an expectation that OEMs will pay large licence fees and ongoing royalties to gain access to our technology to a model were Orbital is the systems integrator and provider of products and systems that incorporate our technology and utilise our engineering expertise.

Outlook

Orbital will continue to receive royalties from its existing licenced two-stroke outboard engine manufacturers for a number of years still to come, however it must be noted that when production of the current models of two-stroke engines cease they are not likely to be replaced by new models incorporating our FlexDITM technology.  The two-stroke engine outboards remain popular today especially the light-weight portability of the small horsepower engines and the power/weight ratios in the performance engine category.

SUMMARY

We are on track with our strategy.   The primary objective for Orbital is to continue to build the foundation that will deliver profitable growth for the future ..  This includes growth in our organic businesses, specifically in the UAV propulsion segment, and external growth through new joint ventures and the right acquisitions.   Additional external growth opportunities are being identified and will be assessed for strategic fit ..   Orbital is transitioning to be come a more diversified and larger company with an enhanced potential for top line growth and sustainable profits.

CONTACTS	Mr. Terry Stinson Chief Executive Officer Mr. Ian Veitch Chief Financial Officer Tel: +61 8 9441 2311	Email Info@orbitalcorp.com.au Website www.orbitalcorp.com.au

About Orbital

Orbital is an international developer of innovative technical solutions for a cleaner world. Orbital provides innovation, design, product development and operational improvement services to the world’s producers, suppliers, regulators and end users of engines and engine management systems for application in small unmanned aerial systems, motorcycles, marine and recreational vehicles, automobiles and trucks. Orbital's principal operations in Perth, Western Australia, provide a world class facility with capabilities in design, manufacturing, development and testing of engines and engine management systems. Headquartered in Perth, Western Australia, Orbital stock is traded on the Australian Stock Exchange (OEC).

Forward Looking Statements

This release includes forward-looking statements that involve risks and uncertainties. These forward-looking statements are based upon management's expectations and beliefs concerning future events. Forward-looking statements are necessarily subject to risks, uncertainties and other factors, many of which are outside the control of the Company, which could cause actual results to differ materially from such statements. Actual results and events may differ significantly from those projected in the forward-looking statements as a result of a number of factors including, but not limited to, those detailed from time to time in the Company’s Form 20-F filings with the US Securities and Exchange Commission. Orbital makes no undertaking to subsequently update or revise the forward-looking statements made in this release to reflect events or circumstances after the date of this release.